SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------
                                    FORM 11-K
                                    ---------

               |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

                 |_| TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 1-12385

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NEWPORT NEWS SHIPBUILDING INC.
                  401(k) Investment Plan for Salaried Employees

                             4101 Washington Avenue
                          Newport News, Virginia 23607

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                          Newport News, Virginia 23607

                  Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees

                  Financial Statements
                  As of December 31, 1997 and 1996
                  Together With Report of Independent Public Accountants

                    Report of Independent Public Accountants



To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Washington, D.C.
June 5, 1998

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees


                        As of December 31, 1997 and 1996



                                Table of Contents


                                                                                             Page
Statements of Net Assets Available for Benefits
   As of December 31, 1997 and 1996                                                            1

Statement of Changes in Net Assets Available for Benefits
   For the Year Ended December 31, 1997                                                        2

Notes to Financial Statements
   As of December 31, 1997 and 1996, and for the Year Ended December 31, 1997                  3

Item 27(a) - Schedule of Assets Held for Investment Purposes
   As of December 31, 1997                                                                    10


-  Schedule of Reportable Transactions
   For the Year Ended December 31, 1997                                                       11

 Schedules Omitted Because There Were No Such Items For the Year Ended December
   31, 1997:

      Item 27(b) - Schedule of Loans or Fixed Income Obligations

      Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible

      Item 27(e) - Schedule of Nonexempt Transactions

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees


                 Statements of Net Assets Available for Benefits
                        As of December 31, 1997 and 1996



                                                                          December 31,         December 31,
                                                                          1997                 1996
                                                                          ------------         ------------
Assets:
     Investments, at fair market value-
         Collective investment funds:
              US Bond Index Fund                                         $  8,896,883           $-
              Equity Index Fund                                            50,578,223            -
              LifePath 2000                                                 1,249,011            -
              LifePath 2010                                                 2,361,491            -
              LifePath 2020                                                 2,042,608            -
              LifePath 2030                                                 1,144,463            -
              LifePath 2040                                                 1,540,054            -
              Money Market Fund
            -
              Uniqmoedc Money Market Fund                                   3,083,687            -
         Mutual funds:
              Putnam New Opportunities Fund                                43,303,843            -
              Templeton Foreign Fund                                       11,965,918            -
              Fidelity Growth Company Fund                                 70,202,135            -
              INVESCO Value Trust Total Return Fund                         9,947,778            -
         Common Stock:
              Newport News Shipbuilding Inc. Common Stock                  50,628,614            -
              El Paso Natural Gas Company Common  Stock                    13,256,907            -
              Tenneco Inc. Common Stock                                    89,962,278            -
         Participant Loans                                                 33,018,436            -
                                                                          -----------     ------------
                  Total investments                                       592,213,796            -
                                                                          -----------     ------------
     Receivables:
         Employer's contributions                                             894,669          415,134
         Participants' contributions                                        1,065,178          830,268
         Contributions from Former Plan                                           -        522,767,809
                                                                          -----------      -----------
                  Total assets                                            594,173,643      524,013,211
                                                                          -----------      -----------
Liabilities:
         Other Liabilities                                                    183,461             -
                                                                         ------------     ------------
Net assets available for benefits                                        $593,990,182     $524,013,211
                                                                         ============     ============





    The accompanying notes are an integral part of these financial statements.

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees


            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997



Additions:
     Transfers from Former Plan                                                                  $   229,273
     Investment Income-
         Net appreciation in fair value of investments                                            29,576,010
         Interest                                                                                  6,788,628
         Dividends                                                                                21,540,561
     Contributions-
         Employer's                                                                               21,783,094
         Participants'                                                                            25,923,235
     Other Additions                                                                                 120,731
                                                                                                 -----------
                  Total additions                                                                105,961,532
                                                                                                 -----------

Deductions:
     Benefits paid to participants                                                                35,691,920
     Administrative expenses                                                                         292,641
                                                                                                 -----------
                  Total deductions                                                                35,984,561
                                                                                                 -----------

Net additions                                                                                     69,976,971
                                                                                                 -----------
Net assets available for benefits, December 31, 1996                                             524,013,211
                                                                                                 -----------
Net assets available for benefits, December 31, 1997                                            $593,990,182
                                                                                                 ===========


    The accompanying notes are an integral part of this financial statement.

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees


                          Notes to Financial Statements
                  As of December 31, 1997 and 1996, and for the
                          Year Ended December 31, 1997



1.    Description of the Plan:

General

The Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") was adopted by Newport News Shipbuilding Inc. (the "Company" or "NNS"), effective December 16, 1996. This Plan was established as a result of the Company being spun-off from its former parent, Tenneco Inc. ("Tenneco") on December 11, 1996 (the "Spin-Off"). Prior to the Spin-Off, the Company's salaried employees were participants in the Tenneco Thrift Plan (the "Former Plan").

The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings and employer contributions to participants. The Company and Barclays Global Investors (the "Trustee") have executed the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

The Plan is administered by the Company's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company's Board of Directors (the "Board").

Eligibility and Contributions

All salaried employees are eligible to participate in the Plan on the first day of the month after applying for Plan participation. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed limitations imposed by the Internal Revenue Service, through equal pay period deductions. Participant contributions can range from 1 percent to 12 percent of annual compensation. The Company will provide a matching contribution equal to 50 percent of participant contributions, capped at 8 percent of participant contributions. Company matching contributions are made in the form of the Company's stock. All Plan participants, regardless of whether they make a contribution, also receive a Company stock grant equal to 3 percent of the employee's base pay, each pay period.

Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses and Company matching contributions each pay period. Allocations are based on the participant's account balance, as defined in the Plan document.

Vesting

Participants hired after December 11, 1996, must have completed two years of Company service to be vested in Company matching contributions. Forfeited contributions are applied to reduce future Company matching contributions. Participants hired prior to December 11, 1996, are fully vested in Company matching contributions. All participants are fully vested in the 3 percent stock grant and all other funds in their accounts.

Payment of Benefits

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $3,500 (or have ever exceeded this amount at the time of a previous distribution) have the right to defer the distribution of their account balances until they reach the age of 70.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions in 1 percent increments in any of the nine investment funds that are selected by the Committee. The Committee has currently selected the following funds:

     US Bond Index Fund - This is an index fund that attempts to replicate the returns of the Lehman Brothers Aggregate Bond Index.

     Equity Index Fund - This is a growth-oriented common stock mutual fund that focuses on long-term capital appreciation and current income.

     LifePath Funds - Collective funds which seek to achieve an appropriate balance of risk versus return to help reach investment goals at specific times in the future. Participants are able to choose from 5 different LifePath funds.

     Money Market Fund - Invests in high-quality securities maturing in 13 months or less.

     Putnam New Opportunities Fund- Seeks long-term capital appreciation.

     Templeton Foreign Fund - Seeks long-term capital growth by investing in stock and debt obligations of companies and governments outside the United States.

     NNS Fidelity Growth Company Fund - This is a growth-oriented common stock mutual fund.

     NNS INVESCO Value Trust Total Return Fund - Seeks consistent total return during a variety of market cycles.

     Newport News Shipbuilding Inc. Common Stock Fund - Contributions are invested in the common stock of the Company.

The Plan holds investments in the Tenneco Inc. Common Stock Fund and El Paso Natural Gas Company Common Stock Fund due to a stock-split that occurred as a result of the Spin-Off. Investments in these stocks may be held or sold and reinvested by participants. However, participants cannot purchase additional shares of Tenneco and El Paso Natural Gas Company Common Stock under the Plan.

Investments in the Newport News Shipbuilding Inc. Common Stock Fund, NNS Fidelity Growth Company Fund, NNS INVESCO Value Trust Total Return Fund, Tenneco Inc. Common Stock Fund, and the El Paso Natural Gas Company Common Stock Fund, are assigned units of participation. All of these funds hold investments in the Uniqmoedc Money Market Fund. The unit value is determined daily upon the fair market value of underlying net assets. The total units assigned to participants and the unit values at December 31,1997 were as follows:



                                                   Units                         Unit Value
                                        ----------------------------     ---------------------------
                                                   1997                             1997
                                        ----------------------------     ---------------------------
Newport News Shipbuilding Inc.
     Common Stock Fund                           3,336,636                         $15.26
NNS Fidelity Growth Company Fund                 6,232,332                         $11.33
NNS INVESCO Value Trust Total
     Return Fund                                   823,125                         $12.15
Tenneco Inc. Common Stock Fund                  10,021,049                         $ 9.11
El Paso Natural Gas Company Common
     Stock Fund                                    975,695                         $13.71


Loans to Participants:

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions for a period no longer than 5 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rate at December 31, 1997 was 9.5 percent.

2.    Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

3.    Investments:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 1997 and 1996, are as follows:

                                                                                     December 31,
                                                                           ------------------------------
                                                                                1997              1996
                                                                           ------------       -----------
           Money Market Fund                                             $199,031,466             $-
           Newport News Shipbuilding Inc.
              Common Stock                                                 50,628,614              -
           Tenneco Inc. Common Stock                                       89,962,278              -
           Putnam New Opportunities Fund                                   43,303,843              -
           Equity Index Fund                                               50,578,223              -
           Fidelity Growth Company Fund                                    70,202,135              -
           Participant Loans                                               33,018,436              -

4.    Transfer From Former Plan:

In January 1997, the account balances of the Company's employees totaling approximately $523 million held by the Former Plan were transferred to the Plan.

5.    Tax Status:

The Plan obtained its most recent determination letter on November 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    Plan Termination:

The Company does not plan to terminate the Plan, however it has the right to do so at any time by action of the Board. Should the Company decide to terminate the Plan, all participants would become fully vested in their account balances.

7.    Administrative Expenses:

The Trustee's fees, the expenses of administration of the trust fund, and the expenses incidental to the operation and management of the Plan are paid by the Company. These fees totaled $24,490 in 1997. Investment management and similar fees directly related to the return to participants on amounts invested in the various investment funds are charged against the Plan's funds as other payments.

8.    Related Party Transactions:

Since the Company's common stock is an investment option, investments in this common stock represent related party transactions. Certain plan investments are shares of collective funds managed by the Trustee. Therefore, transactions with these investments qualify as related-party transactions.

9.  Participant Directed Investment Programs:

     Statement of Changes in Net Assets by Investment With Fund Information
                      For the Year Ended December 31, 1997




                                         US Bond
                                          Index        Equity     LifePath     LifePath      LifePath     LifePath     LifePath
                                          Fund       Index Fund     2000         2010          2020         2030         2040
                                        ---------    ----------   --------     --------      --------     --------     --------
Net assets, December 31, 1996            $     -     $       -     $    -     $     -         $ -        $    -       $    -
Additions:
     Transfers from Former Plan         7,450,360    34,357,155         -           -           -             -            -
     Investment income-
         Net appreciation
           (deprecation) in fair
           value of investments                -     11,302,730     57,468     125,019     115,080        79,268       84,265
         Interest                         729,978            -          -           -           -             -            -
         Dividends                             -             -          -           -           -             -            -
     Contributions-
         Employer's                            -             -          -           -           -             -            -
         Participants'                    430,968     2,329,304    101,941     176,251     187,639       119,268      160,489
     Other additions                          638       (23,840)        -           (1)         65            -             8
---------------------------------------------------------------------------------------------------------------------------------
                  Total additions       8,611,944    47,965,349    159,409     301,269     302,784       198,536      244,762
---------------------------------------------------------------------------------------------------------------------------------
Deductions:
     Benefits paid to participants        712,088     2,836,502     59,799         450       5,966         2,291       18,636
     Administrative expenses                2,753        17,887        356         778         985           858        1,071
---------------------------------------------------------------------------------------------------------------------------------
                  Total deductions        714,841     2,854,389     60,155       1,228       6,951         3,149       19,707
---------------------------------------------------------------------------------------------------------------------------------
Net  Increase (Decrease) prior to
   interfund transfers                  7,897,103    45,110,960     99,254     300,041     295,833       195,387      225,055
Interfund  transfers                      999,780     5,467,263  1,149,757   2,061,450   1,746,775       949,076    1,314,999

Net increase (decrease)                 8,896,883    50,578,223  1,249,011   2,361,491   2,042,608     1,144,463    1,540,054
---------------------------------------------------------------------------------------------------------------------------------
Net assets, December 31, 1997          $8,896,883   $50,578,223 $1,249,011  $2,361,491  $2,042,608    $1,144,463   $1,540,054
=================================================================================================================================



                                                          Uniqmoede       Putnam New
                                             Money      Money Market    Opportunities
                                         Market Fund       Fund             Fund
                                         -----------   ------------    --------------
Net assets, December 31, 1996          $         -      $     -            $     -
Additions:
     Transfers from Former Plan         212,837,161           -          30,278,882
     Investment income-
         Net appreciation
           (deprecation) in fair
           value of investments                  -            -           6,297,681
         Interest                                -        94,299            929,433
         Dividends                       11,068,730           -                  -
     Contributions-
         Employer's                              -            -                  -
         Participants'                   11,035,741           -           3,230,332
     Other additions                        414,009    2,989,388            (13,208)
------------------------------------------------------------------------------------
                  Total additions       235,355,641    3,083,687         40,723,120
------------------------------------------------------------------------------------
Deductions:
     Benefits paid to participants       20,041,330           -           1,517,589
     Administrative expenses                105,832           -              18,816
-----------------------------------------------------------------------------------
                  Total deductions       20,147,162           -           1,536,405
-----------------------------------------------------------------------------------
Net  Increase (Decrease) prior to
   interfund transfers                  215,208,479    3,083,687         39,186,715
Interfund  transfers                    (16,177,012)          -           4,117,128

Net increase (decrease)                 199,031,467    3,083,687         43,303,843
-----------------------------------------------------------------------------------
Net assets, December 31, 1997          $199,031,467   $3,083,687        $43,303,843
===================================================================================

     Statement of Changes in Net Assets by Investment With Fund Information
                      For the Year Ended December 31, 1997
                                   (Continued)







                                                                                                            El Paso
                                                                                            Newport        Natural Gas
                                                                         INVESCO Value       News           Company
                                        Templeton     Fidelity Growth     Trust Total   Shipbuilding Inc.    Common
                                       Foreign Fund    Company Fund        Return Fund    Common Stock       Stock
--------------------------------------------------------------------------------------------------------------------------
Net assets, December 31, 1996           $      -         $     -            $    -         $     -           $      -

Additions:
     Transfers in from Former Plan      6,016,939      57,603,922         3,934,232       8,699,011         12,761,285
     Investment income-
         Net appreciation (depreciation)
           in fair value of
           investments                   (919,473)      3,904,115          (371,063)     16,424,862          3,726,687
         Interest                       1,256,362             -           1,399,013               -                  -
         Dividends                             -        6,541,122           355,935         170,117            321,065
     Contributions-
         Employer's                            -              -                 -        21,303,560                 -
         Participants'                    923,229       4,148,147           580,789       2,264,226                 -
     Other additions                       (2,828)       (429,943)          (36,784)       (972,383)           (61,927)
--------------------------------------------------------------------------------------------------------------------------
                  Total additions       7,274,229      71,767,363         5,862,122      47,889,393         16,747,110
--------------------------------------------------------------------------------------------------------------------------
Deductions:
     Benefits paid to participants        332,029       3,181,288           262,250         888,873            531,758
     Administrative expenses                4,848          28,956             3,284          23,228              2,196
--------------------------------------------------------------------------------------------------------------------------
                  Total deductions        336,877       3,210,244           265,534         912,101            533,954
--------------------------------------------------------------------------------------------------------------------------
Net  Increase (Decrease) prior to
   interfund transfers                  6,937,352      68,557,119         5,596,588      46,977,292         16,213,156

Interfund  transfers                    5,028,566       1,645,016         4,351,190       3,651,322         (2,956,249)

Net increase (decrease)                11,965,918      70,202,135         9,947,778      50,628,614         13,256,907
--------------------------------------------------------------------------------------------------------------------------
Net assets, December 31, 1997         $11,965,918     $70,202,135        $9,947,778     $50,628,614        $13,256,907
==========================================================================================================================








                                          Tenneco Inc.    Participant
                                          Common Stock       Loans         Other          Total
----------------------------------------------------------------------------------------------------
Net assets, December 31, 1996               $      -         $     -    $524,013,211  $524,013,211

Additions:
     Transfers in from Former Plan          128,408,375    20,649,760   (522,767,809)      229,273
     Investment income-
         Net appreciation (depreciation)
           in fair value of
           investments                      (11,250,629)           -              -     29,576,010
         Interest                                    -      2,377,800          1,743     6,788,628
         Dividends                            3,083,592            -              -     21,540,561
     Contributions-
         Employer's                                  -             -         479,534    21,783,094
         Participants'                               -             -         234,911    25,923,235
     Other additions                         (1,552,762)           -        (189,701)      120,731
-----------------------------------------------------------------------------------------------------
                  Total additions           118,688,576     23,027,560  (522,241,322)  105,961,532
-----------------------------------------------------------------------------------------------------
Deductions:
     Benefits paid to participants            4,614,100        679,591         7,380    35,691,920
     Administrative expenses                     19,085            -          61,708       292,641
------------------------------------------------------------------------------------------------------
                  Total deductions            4,633,185        679,591        69,088    35,984,561
------------------------------------------------------------------------------------------------------
Net  Increase (Decrease) prior to
   interfund transfers                      114,055,391     22,347,969  (522,310,410)   69,976,971

Interfund  transfers                        (24,093,113)    10,670,467        73,585            -

Net increase (decrease)                      89,962,278     33,018,436  (522,236,825)   69,976,971
------------------------------------------------------------------------------------------------------
Net assets, December 31, 1997               $89,962,278    $33,018,436    $1,776,386  $593,990,182
======================================================================================================

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees


          Item 27(a) - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1997



                                                                                                              Current
      Identity of Issue                             Asset Description                        Cost              Value
----------------------------                        -----------------                    ------------       -----------
US Bond Index Fund*                                 Collective Fund                   $    8,896,883     $    8,896,883
Equity Index Fund*                                  Collective Fund                       40,219,934         50,578,223
LifePath 2000*                                      Collective Fund                        1,202,960          1,249,011
LifePath 2010*                                      Collective Fund                        2,250,784          2,361,491
LifePath 2020*                                      Collective Fund                        1,947,058          2,042,608
LifePath 2030*                                      Collective Fund                        1,072,108          1,144,463
LifePath 2040*                                      Collective Fund                        1,481,619          1,540,054
Money Market Fund*                                  Collective Fund                      199,031,466        199,031,466
Uniqmoedc Money Market Fund                         Collective Fund                        3,083,687          3,083,687
Putnam New Opportunities Fund                       Mutual Fund Shares                    36,506,418         43,303,843
Templeton Foreign Fund                              Mutual Fund Shares                    12,848,357         11,965,918
Fidelity Growth Company Fund                        Mutual Fund Shares                    66,971,757         70,202,135
INVESCO Value Trust Total Return Fund               Mutual Fund Shares                     8,955,380          9,947,778
Newport News Shipbuilding Inc. Common Stock*        Common Stock Shares                   35,890,207         50,628,614
El Paso Natural Gas Company  Common Stock           Common Stock Shares                    8,054,744         13,256,907
Tenneco Inc. Common Stock                           Common Stock Shares                   91,139,444         89,962,278
Participant Loans (interest rates varied from
   6.99% to 9.5% during 1997)                       Participant Loans                     33,018,436         33,018,436
                                                                                       --------------    --------------
    Total assets held for investment purposes                                           $552,571,243       $592,213,796
                                                                                       ==============    ==============

*  Represents a party-in-interest

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees


                Item 27(d) - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997




     Number           Number                                                                 Total            Cost
       of               of                                             Total Amount          Amount            of
    Purchase          Sales                                                 of                 of            Assets         Gain
  Transactions      Transactions           Description                  Purchases (a)        Sales (b)         Sold        (Loss)
------------------------------------------------------------------------------------------------------------------------------------
      97                137            Money Market Fund*               $247,669,921      $49,479,360       $49,479,360   $      -
     945               1,022           Uniqmoedc Money Market Fund        87,287,325       87,391,400        87,391,400          -
     117                149            Putnam New Opportunities Fund      43,174,418       36,433,365        36,933,110    (499,745)
     118                103            Fidelity Growth Company Fund       16,007,494        7,322,416         6,624,124     698,292
     162                 47            INVESCO Value Trust Total
                                          Return Fund                      5,623,862          659,511           602,714      56,797
                                       Newport News Shipbuilding
     146                 77               Inc. Common Stock*              32,354,322        7,794,585         6,046,615   1,747,970
       2                183            El Paso Natural Gas Company
                                          Common Stock                         3,587        3,013,325         2,115,423     897,902
       2                247            Tenneco Inc. Common Stock              30,306       24,570,419        21,603,328   2,967,091


Note: This schedule presents all transactions or series of transactions of the same issue during the period January 1, 1997 through December 31, 1997, in excess of 5 percent of the fair value of the Plan's assets as of the beginning of the year.

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.

*  Represents a party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding Inc. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  NEWPORT NEWS SHIPBUILDING INC.
                                                  401(k) INVESTMENT PLAN FOR
                                                  SALARIED EMPLOYEES




Date:        June 29, 1998                 By:        Robert H. Walker
     -------------------------------          -----------------------------
                                                 Manager, Employee Benefits
                                               Newport News Shipbuilding Inc.




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

         As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Newport News Shipbuilding Inc.'s previously filed Registration Statements on Form S-8, File Nos. 333-17447 and 333-22539.



Washington, D.C.
June 29, 1998